Brian T. London

Of Counsel

+1.215.963.5886

brian.london@morganlewis.com

August 27, 2025

FILED AS EDGAR CORRESPONDENCE

Samantha A. Brutlag, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Symmetry Panoramic Trust 485(a) Filing (File Nos. 333-224164 and 811-23334)

Dear Ms. Brutlag:

On behalf of our client, Symmetry Panoramic Trust (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 11, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 12, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Symmetry Panoramic Sector Momentum ETF (the “Fund”), a series of the Trust. Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Symmetry Partners, LLC (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

PROSPECTUS COMMENTS

Fees and Expenses of the Fund

1.	Comment. Please revise the first footnote to the fee table to clarify that the Fund’s management fee is a “unitary” fee out of which the Adviser pays all of the Fund’s expenses, except for certain expenses specified in the footnote.

Response. The requested change has been made.

Principal Investment Strategies

2.	Comment. Please clarify whether the Adviser relies on the Global Industry Classification Standard (GICS®) to define the “U.S. large capitalization universe,” as the Staff believes is suggested in the second sentence, or whether the Adviser defines the U.S. large capitalization universe to include companies that either represent the top 90% of the total U.S. market capitalization or have market capitalizations equal to or greater than that of the 1,000th largest U.S. company, as stated in the third sentence.

Samantha A. Brutlag, Esq.

August 27, 2025

Response. The Adviser confirms that it defines the U.S. large capitalization universe to include companies that either represent the top 90% of the total U.S. market capitalization or have market capitalizations equal to or greater than that of the 1,000th largest U.S. company. The second sentence of the referenced paragraph has been revised to clarify that the individual sectors of the U.S. large capitalization universe, rather than the U.S. large capitalization universe itself, are determined by GICS.

3.	Comment. The Staff notes that the fourth sentence of the first paragraph states: “Total market capitalization is based on the market capitalization of eligible U.S. operating companies listed on such exchange.” If accurate, please replace “Total market capitalization” with “Total U.S. market capitalization.”

Response. The requested change has been made.

Principal Investment Risks

4.	Comment. To the extent the Fund anticipates having significant exposure to any particular GICS sector(s) at launch, please disclose the anticipated sector(s) and provide a description of the associated risks.

Response. The Adviser confirms that it does not expect the Fund to have significant exposure to any particular GICS sector(s) at launch. Accordingly, no changes have been made in response to this Comment.

Investments of the Fund and the Underlying Funds

5.	Comment. Please move all non-principal risks to the Statement of Additional Information (“SAI”), or alternatively, please clearly distinguish in the prospectus which are principal and non-principal risks for the Fund. See IM Guidance Update 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure (June 26, 2014).

Response. The Fund has removed the sole non-principal risk factor—Borrowing Risk—from this section and notes that this disclosure already appears in the SAI under “Borrowing” in the “Types of Investments, Strategies and Related Risks” section.

Management – Portfolio Managers

6.	Comment. In the “Portfolio Managers” section of the statutory prospectus, consistent with the requirements of Item 10(a)(2) of Form N-1A, please confirm whether the portfolio managers have held their current titles for at least the past 5 years.

Response. The Fund has updated the disclosure as necessary to reflect the portfolio managers’ titles as held over the past five years.

* * * * * * * * * * * *

Samantha A. Brutlag, Esq.

August 27, 2025

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London
Brian T. London